Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Dividend Capital Total Realty Trust Inc.:

We consent to the incorporation by reference in the registration statement No. 333-162636 on Form S-3 of Dividend Capital Total Realty Trust Inc. and subsidiaries (the Company) of our reports dated March 20, 2012, with respect to the consolidated balance sheets of the Company as of December 31, 2011 and 2010, and the related consolidated statements of comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the related financial statement schedule, which reports appear in the December 31, 2011 annual report on Form 10-K of the Company.

/s/ KPMG LLP

Denver, Colorado

March 20, 2012